

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Sylvain Toutant
Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Quebec, Canada, H4P 1M2

> **Re:** **DAVIDsTEA Inc.**
> **Registration Statement on Form F-1**
> **Filed April 2, 2015**
> **File No. 333-203219**

Dear Mr. Toutant:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Operating and Financial Highlights

Results of Operations, page 47

1. We have reviewed your response to comment 2 in our letter dated March 23, 2015. While the majority of the increase in sales for the year-to-year periods was due to new stores opened, the increase in average ticket and number of transactions was the sole reason you cited for the increase in comparable sales. Your discussion of the significant factors that contributed to the material increase in comparable sales should give readers a view of the company through the eyes of management. In this regard, it remains unclear why you should not quantify the increase in your average ticket and number of transactions to provide the appropriate context within which financial information should be analyzed, which is one of the three principal objectives of MD&A as outlined within Section I.B of SEC Release No. 33-8350. Please revise your discussion accordingly.

Critical Accounting Policies and Estimates

Hybrid financial instruments and embedded derivatives, page 55

2. Given that your critical accounting estimate and related assumptions for your embedded
    financial derivative liability relating to your preferred shares is based on numerous
    assumptions and estimates that are highly uncertain and judgmental, you should analyze the
    liability's specific sensitivity to change based on other possible outcomes that are reasonably
    likely to occur and would have a material effect. In this regard, you should provide
    quantitative as well as qualitative disclosure when quantitative information is reasonably
    available and will provide material information for investors. If reasonably likely changes in
    a given input used in accounting for your hybrid financial instruments and embedded
    derivative instruments would have a material effect on your financial condition or operating
    performance, the impact that could result given the range of reasonably likely outcomes
    should be disclosed and quantified. Additionally, while accounting policy notes in the
    financial statements generally describe the method used to apply an accounting principle, the
    discussion in MD&A should present a company's analysis of the uncertainties involved in
    applying a principle at a given time or the variability that is reasonably likely to result from
    its application over time. Please refer to Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page F-34

3. We note the significant reconciling item in your income tax rate table comparing the
    statutory rate and effective rate that is characterized as the "recognition of previously
    unrecognized U.S. tax losses and other temporary differences." Please explain this item and
    how it relates to "Unrecognized benefit on U.S. tax losses." Please ensure your explanation
    describes why this latter item resulted in a decrease in the effective tax rate in fiscal 2013 and
    an increase in fiscal 2014. Please also tell us what the "other temporary differences"
    represent and the factors considered when concluding that aggregation with the previously
    unrecognized U.S. tax losses was appropriate.

Note 22. Earnings Per Share, page F-36

4. Please revise your filing to comply with the disclosure requirements outlined in paragraph 70
    of IAS 33.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director